UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
FORM SD
Specialized Disclosure Report
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NVIDIA CORPORATION (Exact name of registrant as specified in its charter)

Delaware	0-23985	94-3177549
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2701 San Tomas Expressway, Santa Clara, CA (Address of principal executive offices)	95050 (Zip Code)

David M. Shannon, Executive Vice President, Chief Administrative Officer and Secretary
(408) 486-2000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2013 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report of NVIDIA Corporation, a Delaware corporation, for the calendar year ended December 31, 2013 is filed herewith as Exhibit 1.02 and is available at: investor.nvidia.com/sec.cfm.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NVIDIA Corporation

By: /s/ David M. Shannon___________________________             Date: June 2, 2014
David M. Shannon
Executive Vice President, Chief Administrative Officer
and Secretary